

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

Via E-mail
Mark E. Kuchenrither
Chief Financial Officer
EZCorp, Inc.
1901 Capital Parkway
Austin, Texas 78746

> **Re: EZCorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 27, 2013**
> **Response dated May 9, 2014**
> **File No. 0-19424**

Dear Mr. Kuchenrither:

We have reviewed your response dated May 9, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Note 9: Long-Term Debt and Capital Lease Obligations, page 82

1. We read your response to comment 4 of our letter dated May 5, 2014. Please address the following:

   - Explain to us in further detail how you came to the conclusion that the guidance in ASC 470-50-40-21 is not applicable to premiums resulting from purchase price allocations. Please cite any specific accounting guidance that supports your treatment.

- Explain to us the reasons why it was uncertain that you could refinance the remaining tranche when it was known that you would be able to refinance all other tranches. Furthermore, if the $17.3 million Grupo Finmart debt premium disclosed on page 83 also includes adjustments related to other debt issuances, please explain why those adjustments were necessary. Ensure you address, if true, why you did not assume the refinancing of above market rate debt in your fair value calculations. In this regard, you may want to show us how you computed the premium and how you determined a market rate of interest for such debt in absence of a viable refinancing option.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief